UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd.

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement

On February 12, 2024, TRX HongKong Investment Limited (“TRX HongKong”), a wholly-owned subsidiary of TIAN RUIXIANG Holdings Ltd. (the “Company”), entered into a sale and purchase agreement (the “SPA”) to acquire Peak Consulting Services Limited ("the Target") from Yuefu Company Limited, the sole shareholder of the Target. The Target is a licensed insurance brokerage in Hong Kong. Pursuant to the SPA, the proposed acquisition (the “Acquisition”) is conditioned upon, among other things, the completion of a satisfactory diligence review of the Target by TRX HongKong prior to the consummation of the Acquisition. The total consideration for the Acquisition is $1.5 million, to be paid in 3,472,222 of the Company’s Class A ordinary shares, which was calculated based on $0.432 per share, equivalent to 80% of the closing price of $0.54 per share on January 31, 2024, on NASDAQ.

The Company issued a press release on February 14, 2024, announcing the Acquisition. A copy of the press release is furnished hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2024

TIAN RUIXIANG Holdings Ltd.

By:	/s/ Zhe Wang
Name:	Zhe Wang
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Sale and Purchase Agreement, dated February 12, 2024
99.2	Press Release